American Defense Systems, Inc.

420 McKinney Parkway

Lillington, NC 27546

April 9, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Mr. Nolan McWilliams

Re:

American Defense Systems, Inc.

Request for Withdrawal of Registration Statement on Form S-1,

File No.  333-162324

Dear Mr. McWilliams:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, American Defense Systems, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, as promptly as practicable, of the Company’s Registration Statement on Form S-1 (File No. 333-162324) (the “Registration Statement”), originally filed with the Commission on October 2, 2009, together with all exhibits thereto.

The Company no longer intends to use the Registration Statement for a public offering.  The Company hereby confirms that no securities were sold pursuant to the Registration Statement.

If you have any questions regarding this request for withdrawal, please contact John C. Jaye at Parker Poe Adams & Bernstein LLP at (704) 335-9872.

Very truly yours,

American Defense Systems, Inc.

By:

   /s/ Gary Sidorsky

Gary Sidorsky

Chief Financial Officer